EXHIBIT 99.(d)(20)

FIFTH AMENDMENT TO THE EXPENSE REIMBURSEMENT AGREEMENT
FOR THE TIAA-CREF INSTITUTIONAL MUTUAL FUNDS
(for Institutional Class of Lifecycle Funds)

          AMENDMENT, dated January 17, 2007 to the Expense Reimbursement Agreement dated February 1, 2006 (the “Agreement”), by and between TIAA-CREF Institutional Mutual Funds (the “Trust”) and Teachers Advisors, Inc. (“Advisors”).

          WHEREAS, the Trust has established a new share class, named the “Institutional Class,” of the seven series of the Trust designated as the “Lifecycle Funds,” which are each subject to the Investment Management Agreement dated February 1, 2006, between the Trust and Advisors, whereby Advisors provides investment management services to the Lifecycle Funds for a fee; and

          WHEREAS, with respect to the Institutional Class shares of the Lifecycle Funds, the parties hereto wish to lessen the impact of the ordinary operating expenses of the Funds other than the investment management fees paid by the Institutional Class of the Lifecycle Funds pursuant to the Investment Management Agreement (collectively, the “Other Expenses”);

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and Advisors hereby agree to amend the Agreement as follows:

          1.      The Agreement shall be amended by adding the following table to Exhibit B:

Institutional Class
Lifecycle Fund—2010 Fund	0.00%
Lifecycle Fund—2015 Fund	0.00%
Lifecycle Fund—2020 Fund	0.00%
Lifecycle Fund—2025 Fund	0.00%
Lifecycle Fund—2030 Fund	0.00%
Lifecycle Fund—2035 Fund	0.00%
Lifecycle Fund—2040 Fund	0.00%

          IN WITNESS WHEREOF, the Trust and Advisors have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF INSTITUTIONAL MUTUAL FUNDS By: Title: TEACHERS ADVISORS, INC. By: Title: